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                              BLACKBURN & STOLL, LC
                                Attorneys at Law
                          257 East 200 South, Suite 800
                           Salt Lake City, Utah 84111
                            Telephone (801) 521-7900            Eric L. Robinson
                                Fax (801) 521-7965         Direct (801) 578-3553

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                                  May 15, 2006


Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

      Re:  World Trophy Outfitters, Inc.
           Form SB-2, Filed September 23, 2005
           File No. 333-128532

Dear Mr. Reynolds:

         This letter is submitted on behalf of World Trophy Outfitters, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Amendment No. 1 to its Registration Statement of Form SB-2 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated March 10, 2006, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

Summary

         1. We note your response to comment 9. Please revise to indicate that the company has no present intention to have its common stock traded on the OTC Bulletin Board or any other market.

Mr. Reynolds
May 15, 2006
Page 2

                  The registration statement has been revised to respond to this comment. See, Risk Factors, page 4

         2. We note your response to comment 11. We note your statement that "the following risk factors which describe all material risks that relate specifically to us and of which we are aware." You should not reference risks that are not deemed material. Revise to delete the noted statement.


                  This statement has been deleted.

         3. Please revise your third risk factor to indicate your amount of working capital as of the latest interim financials. Also clarify whether you have a source for the $100,000 in additional funding needed to execute your plan of operation.

                  The registration statement has been revised to respond to this comment.

         4. Revise your sixth risk factor to indicate the aggregate price paid by the existing stockholders and the aggregate price paid by new investors at the minimum and maximum amounts. Also indicate the percentage of securities owned by the new investors with purchases of the minimum and maximum amounts.

                  The registration statement has been revised to respond to this comment.

         5. Revise your twelfth risk factor to address what recourse Mr. Peay has to receive payment for the $123,000 owed under the asset purchase agreement.

                  The registration statement previously stated that Mr. Peay "will have a claim against us for any unpaid amounts owing." We have added the following to this risk factor "[i]n the event Mr. Peay is not timely paid and he asserts the claim, he could get a judgment against the Company for the amount owing. After he gets a judgment he could execute on Company assets in an effort to satisfy the amount owing. The asset purchase agreement does not grant Mr. Peay a security interest in any of our assets."

Dilution, page 8

         6. In your disclosures we note that you present your calculation as of September 30, 2005 and that your calculation does not take into account any changes in net tangible book value after this date. Please ensure that this disclosure is appropriately updated in any subsequent amendment.

Mr. Reynolds
May 15, 2006
Page 3

                  The disclosure has been updated in response to this comment.

Use of Proceeds, page 9

         7. We note your response to comment 28. We continue to believe that the comment is appropriate. If you reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Revise as appropriate.

                  The statement indicating that "[s]ince the dollar amounts shown in the table are estimates only, actual use of proceeds may vary from the estimates shown" has been deleted.

         8. We note your response to comment 33. We note you indicate that working capital may be used for product development, professional fees including legal and consulting fees, office supplies and travel costs. Revise to indicate the amount you expect to use for the noted purposes. As noted above, if the amount expended on working capital may very significantly then you must specifically discuss the contingencies and note the alternatives to such uses.

                  The statement that working capital may vary has been deleted. The categories of expenses relating to working capital have also been removed, with the exception of legal and accounting which is included as a line item in the table. Other business expenses will be funded from revenues and not from offering proceeds.

Description of Business, page 12

General

         9. We note that you offer additional consulting services. Clarify whether the company charges additional fees for these consulting services.

                  The registration statement has been revised to respond to this comment. See forth paragraph under "Business--General" heading.

         10. Please clarify your business relationship with guides and outfitters. We note you indicate that you provide outfitters with information about improving land use and improving their business operations by effective marketing their hunting services.

                  The registration statement has been revised to respond to this comment. See sixth paragraph under "Business--General" heading.

Mr. Reynolds
May 15, 2006
Page 4


Our Marketing and Advertising Plan, page 13

         11. Please clarify your last sentence in the third paragraph in this section.

                  The registration statement has been revised to respond to this comment.

         12. We reissue our prior comment 40 in its entirety. Please note that while the last paragraph is a start, it requires further explication. In addition, please advise us of the relevance of the first paragraph under this heading, beginning, "[h]igh end hunting adventures ..." to this section.

                  A sentence was added to the end of the last paragraph to state that "[w]e have no other marketing or advertising plan." The Company has not other or more detailed marketing or advertising plan. What is described is all that exists.

                  The referenced paragraph is intended to explain why there is a demand or market for the services offered.

         13. Please reconcile your statement on page 13 that, "at present" you have sold six of the ten Dan Sheep Hunts purchased from Artie Red River Outfitters with your page 14 statement that all of the 15 hunts you have bought have been resold. Please eliminate the reference to "at present" and disclose a specific date. In addition, please clarify your reference to "[t]hrough 2005" on page 14; does this refer to the calendar year, fiscal year, or another date such as September 30, 2005? Finally, a review of your balance sheet indicates that you have inventory at September 30, 2005. Please reconcile the inventory balance with the fact that you have sold all of the hunts which you purchased.

                  The registration statement has been revised to reference hunts sold as of a specific date instead of "at present". To the extent the balance sheet inventory is inconsistent with the number of hunts reported in the business section is explained by the fact that these are hunts were sold after the balance sheet date. To clarify that the reported numbers included hunts sold through the date of the filing and not through the balance sheet date the explanatory language "at present" (which has now been replaced with a specific date) was previously included.

Sources and Availability of Hunting Packages, page 14

         14. Revise to indicate whether you have any contracts with the guides and outfitters used by the company beyond the hunting trips purchased from the guides and outfitters.

                  The registration statement has been revised to respond to this comment. See the forth paragraph under the heading "Business--Sources and Availability of Hunting Packages."

Mr. Reynolds
May 15, 2006
Page 5


         15. Your disclosure indicates that you have purchased several hunts since your previous amendment was filed. Please file these purchase agreements as exhibits and file any other material contracts that the company has entered into.

                  To book these hunts the Company sends payment and gets an email confirmation as of the date. There are no written contracts memorializing the purchases. The Company does not believe that it has any material contract, other than the Asset Purchase Agreement and Amendment that were previously filed.

Distribution, page 14

         16. On page 14 the company states that it contacts "reputable" outfitters. Please disclose how the company determines whether an outfitter is reputable and what factors it considers in its analysis. If the company warrants to its purchasers that its outfitters are reputable please add disclosure, including in the Risk Factors.

                  The Company does not warrant that the outfitters are reputable and the reference to "reputable" has been removed from the registration statement. By was of supplemental information, Mr. Peay, through his years involvement in this industry, is familiar with many of the outfitters and the quality of the services provided.

         17. We reissue our prior comment 45 in its entirety. Please note that distribution also includes the processes whereby the company engages the client, delivers its product to the client, and receives compensation from the same. Please supplement your disclosure as necessary.

                  The registration statement has been revised to respond to this comment.

Description of Property, page 16

         18. Please reconcile your statement that you pay minimal rent with your statement that no rent has been paid. In addition, please disclose whether any reimbursement paid to Mr. Peay for rental charges will be limited to the amount payable under the terms of a lease with an unaffiliated lessor. Clarify the rent payment amount.

                  The registration statement has been revised to respond to this comment.

Management's Discussion and Analysis or Plan of Operation, page 16

         19. In reviewing your disclosure on page 17, it appears as if the sales price for the Dall Sheep Hunts with Artie Red River Outfitters has fluctuated between $14,000 and $15,000. Please advise us, supplementally of whether the

Mr. Reynolds
May 15, 2006
Page 6


sales prices represent a discernable trend. If there is a trend towards lower sales prices, please include additional disclosure.

                  The more recent sales prices have been at higher prices than the earlier sales prices.

         20. Please elaborate on consulting services you provided to Wild Wings Hunting and Sporting Clays, Inc. Your discussion should include, but is not limited to, the nature of the services provided; the costs to the company of providing those services; and, the approximate date such services were completed. Please see our prior comment 52.

                  The registration statement has been revised to respond to this comment. See the second paragraph after the table contained under the heading "Management's Discussion and Analysis or Plan of Operation--Plan of Operation"

         21. We note your disclosures on page 18 that you "do not have specific milestones in implementing [y]our business plan" and that your plan of operations consists of raising funds, acquiring hunts and continuing to fund operations. Please elaborate on your disclosure regarding your plan of operations. If management does not have specific milestones or goals, how then will it evaluate its progress? Please refer to comments 38 and 47 from our prior letter dated, October 31, 2005 for additional guidance.

                  The registration statement has been revised to respond to this comment. See the third paragraph after the table contained under the heading "Management's Discussion and Analysis or Plan of Operation--Plan of Operation"

         22. We reviewed your response to our prior comment 50, noting the insertion of a table on page 17 that lists 13 hunts sold. Please revise to reconcile your licenses sold (or hunting packages sold) and acquisition cost to revenues and cost of sales for each period for which a statement of operations is presented.

                  The registration statement has been revised to respond to this comment.

         23. Revise your filing to consistently disclose the number of hunts sold. On pages 13 and 17, you disclose six Dall Sheep hunts have been resold which is not consistent with the table presented on page 17.

                  The registration statement has been revised to respond to this comment.

Liquidity and Capital Resources, page 19

         24. Please revise to update the information through the most recent interim financial statements.

                  The registration statement has been revised to respond to this comment.

Mr. Reynolds
May 15, 2006
Page 7


         25. Revise to indicate how long the company can satisfy its cash requirements.

                  The registration statement has been revised to respond to this comment. See the last paragraph under the heading "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources." Please note that since the Company has almost no fixed overhead, the Company believes that it could continue to exist for the next year and thereafter.

         26. We reissue our prior comment 57. Please expand your discussion of the items that impacted your cash flow from operations during the relevant periods.

                  The registration statement has been revised to respond to this comment. See the forth paragraph under the heading "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

         27. Please revise to indicate the financing activities through the latest interim financial statements.

                  There was no material change in financing activities between September 30, 2005 and December 31, 2005.

Employees, page 20

         28. Revise to indicate the number of additional employees you plan on hiring.

                  The registration statement has been revised to respond to this comment.

Directors, Executive Officers, Promoters and Control Persons, page 21

         29. On page 21 you disclose that Peay's Consulting Companies, Inc. provides "revenue generation strategies for businesses involved in the wildlife conservation and hunting industries." These types of services would appear to compete with the consulting services provided by the company. Please add disclosure discussing this potential conflict of interest, including a discussion of any fiduciary duties owed with respect to the presentment of corporate opportunities. In addition, please disclose how Mr. Peay will address these obligations.

                  The registration statement has been revised to respond to this comment. See discussion under the heading Directors, Executive Officers, Promoters and Control Persons--Potential Conflict in Connection with Consulting Activities."

Mr. Reynolds
May 15, 2006
Page 8


Executive Compensation, page 21

         30. We note your statement that "we do not intend to pay Mr. Peay a salary during 2005." Indicate whether the company paid Mr. Peay a salary during 2005. Revise to address the company's current compensation arrangements with Mr. Peay

                  The registration statement has been revised to respond to this comment. Note that no salary was paid in 2005 and no salary is intended to be paid in 2006.

         31. We note your disclosure on page 22 that you "intend to pay [Mr. Peay] a salary at rates that are similar to the rates paid by similarly situated companies." Please include a statement indicating who will be responsible for determining Mr. Peay's compensation. If the Board of Directors determines his compensation, please indicate Mr. Peay's degree of involvement in determining the compensation. Currently we note that Mr. Peay is the only director and consequently could set his own pay. As a result, there may be a conflict of interest which should be disclosed.

                  The registration statement has been revised to respond to this comment. See the first paragraph under the heading "Executive Compensation."

         32. In reviewing your disclosures on page 22 regarding the asset purchase agreement between the company and Mr. Peay it appears as if Mr. Peay received a personal gain of approximately $33,000 as a result of the sale. Please update your "Executive Compensation" disclosure to discuss this gain or advise us why disclosure is not required. We may have further comment.

                  The registration statement has been revised to respond to this comment. See the second paragraph under the heading "Executive Compensation."


Plan of Distribution, page 24

         33. We note your response to comment 6. Revise this section to address prior comment 6. We may have further comment.

                  The registration statement has been revised to respond to this comment.

Available Information, page 26

         34. Please be advised of the Commission's new address:

                  100 F Street, NE
                  Washington, DC 20549

                  The registration statement has been revised to respond to this comment.

Mr. Reynolds
May 15, 2006
Page 9


         35. Revise to provide all of the information required by Item 101(c)(1), (c)(2), and (c)(3) of Regulation S-B.

                  The registration statement has been revised to respond to this comment.

Financial Statements

Statements of Income, F-4

         36. Based on the information disclosed on page 17, it appears you had revenue generating transactions between related parties. Please revise to present the dollar amount of related party transactions on the face of the statements of income.

                  The dollar amount of the related party transactions are now disclosed on the face of the statements of operation.

Statements of Cash Flows, F-6

         37. We do not see where you have responded to our prior comment 73; therefore, we are reissuing our comment in its entirety. Please revise your statement of cash flows to present related party payables and carryover basis of inventory as financing activities. In this regard, please revise the description of the carryover basis of inventory to more accurately reflect the nature of this transaction (that is, this transaction appears more akin to a dividend).

                  The related party payables and the carryover basis of the inventory are now presented as financing activities in the statements of cash flows. We have also revised the description of the carryover basis of inventory to more accurately reflect the nature of the transaction as a dividend.

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Accounts Receivable, F-7

         38. Considering your hunts will be completed in 2006 and 2007 and payment of the remaining 50% of hunts sold is due three months prior to the date of the hunt, it is unclear how you believe credit is generally extended on a short-term basis. In addition, considering you are a development stage company (January 13, 2005 inception date) justify your statement that accounts receivable are periodically evaluated for collectibility based on past history with clients and loss experience. Please clarify and revise.

Mr. Reynolds
May 15, 2006
Page 10

                  We have revised our accounts receivable accounting policy and the related accounts receivable footnote to the financial statements.

Revenue Recognition, F-7

         39. We note you recognize all revenue (i.e. the total contract sale) from hunt sales on the date a contract and non-refundable down payment (deposit) is received. Considering only a deposit from the sale is received upon execution of the sales contract, rights to the hunting trip are for a future period, and the final payment is not due in many cases, over a year after the contract is signed, justify why it is appropriate to recognize revenue for the entire contract sale on the date the deposit is received. Cite the specific authoritative literature you used to support your accounting treatment. In addition, tell us how your accounting treatment is consistent with the guidance of SAB Topic 13 (A3)(d). See also our comment below.

                  We have revised our revenue recognition policy and restated the related financial statements to agree with this policy.

         40. We read your response to comment 75 and your revised disclosure; however, we do not see where you have provided persuasive evidence supporting your accounting treatment. Considering your hunts will be completed in 2006 and 2007, and your limited operating history (i.e. inception in January 2005, and a significant portion of your sales appear to be with first-time buyers), it is not clear how you have determined collectibility is reasonably assured.

                  See response to comment 39.

         41. Please revise your policy disclosure for consulting services to clarify what services you provide. Your disclosure should also address each of the four criteria described in SAB 104. Disclose the significant terms and conditions related to your consulting services, including any customer acceptance provisions and other post-delivery obligations (e.g. providing your customers with future services, etc.). Revise MD&A accordingly.

                  See response to comment 39.

         42. In addition to our comments above related to your sales contracts and consulting services, provide a detailed discussion of the applicability of EITF 00-21, Revenue Arrangements with Multiple Deliverables, and how your accounting treatment is consistent with this guidance. In an effort to assist us in understanding your response, please consider providing us with an example of your standard sales contract.

                  See response to comment 39. We have also attached a copy of a sample sales contract used with the Dall Sheep hunts to this letter as Annex 1. Please note, however, that we do not necessarily use a contact for every sale. When a contract is

Mr. Reynolds
May 15, 2006
Page 11

                  not used, the Company collects a non-refundable deposit and sends a confirmation indicating the date, location and outfitter who will be providing the hunt and the deposit is non-refundable.

Other Regulatory

         43. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

                  The registration statement has been revised to respond to this comment.

Pat II - Information not Required in Prospectus

Recent Sales of Unregistered Securities

         44. In your response to Item 26 we note that Brian Trapnell and Sugar Loaf Management, LLC purchased shares of the company. Please disclose whether either party is a broker, dealer, or affiliate thereof. In addition, please advise us of any relationships between these parties and Mr. Peay. In this respect, we are particularly interested in the parties' business interests, and whether the company will provide services to these parties in the future.

                  The registration statement has been revised to respond to this comment. The registration statement now states that neither of the referenced parties are brokers, dealers or affiliates thereof. The referenced parties are not affiliated with Mr. Peay and, other than the hunts purchased by Mr. Trapnell as disclosed in the registration statement, have no business dealing with Mr. Peay. The referenced parties have been acquaintances of Mr. Peay for sometime and share a mutual interest in the hunting industry. Other than the referenced hunts, there are no arrangements or agreements for WTO to provide any future services to these parties. Either of these parties may, however, acquire hunts in the future.

         45. Revise to indicate the dates of the securities transactions.

                  The registration statement has been revised to respond to this comment.

         46. Revise to indicate the specific exemptions relied upon. Also indicate the facts relied upon to make the exemptions available for the noted transaction. We may have further comment.

                  The specific exemptions relied on are set forth in this section (i.e., "[t]he sale of these shares of common stock was exempt from registration pursuant to Rules 504, 505 and 506 of Regulation D and Sections 4(2) and 4(6) of the Securities Act of 1933, as amended"). The registration statement has been revised to include additional facts in response to this comment.

Mr. Reynolds
May 15, 2006
Page 12

Signatures

         47. As required by Instruction 1 to the Signature requirements of the Form, the signature of the controller or principal accounting officer must also be included. Please include the appropriate signature or title.

                  The registration statement has been revised to respond to this comment.

         Please contact the undersigned at (801) 521-7900 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,


                                                     BLACKBURN & STOLL, LC

                                                     Eric L. Robinson

cc: Mr. Don Peay

                                     Annex 1

   Contract Agreement between _________and World Trophy Outfitters (WTO), Inc.


____ has secured a 10 day Dall Sheep hunt with Arctic Red River Outfitters in the Northwest Territories of Canada through WTO a booking agent.

Included in the hunt price is the hunt, guiding, food, lodging super cub travel and care of the animal (meat and hide) from the ARRO base camp to and from the hunting area.

It is the additional responsibility of _____ for airfare and charter fees to and from the ARRO base camp to his home destination. An additional $100 fee will be required of ____ to the Canadian government when he checks in his ram at Norman Wells.

______ may also take a Caribou and wolf if encountered at an additional trophy fee to the outfitter.

ARRO has a world class reputation. WTO provides _____ the hunting opportunity for a hunts for the sum of $_______. A non-refundable $_____ deposit is due upon signing the agreement, and the final $______ is required by __________. ______ may transfer the hunt to another person if necessary.

_____'s hunt dates are ______________. You will need to be in Norman Wells on
_______ and will leave Norman Wells, NWT on -----.

_________ will sign a liability release with ARRO.

                                                 WORLD TROPHY OUTFITTERS, INC.



   ____________________________                  By ____________-_______________
                                                 Don Peay